Groundfloor Real Estate 1, LLC

OFFICES 75 Fifth Street, NW, Suite 2170 Atlanta, GA 30308	MAILING ADDRESS PO Box 79346 Atlanta, Georgia 30357

March 14, 2017

VIA FEDEX DELIVERY

Filer Desk – Mail Stop 3233

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn: Sonia Gupta Barros, Assistant Director

Office of Real Estate and Commodities

Re:	Groundfloor Real Estate 1, LLC

Offering Statement on Form 1-A

Filed January 25, 2017

File No. 024-10671

Dear Ms. Gupta Barros:

Groundfloor Real Estate 1, LLC (the “Company”) hereby submits for filing with the Securities and Exchange Commission Amendment No. 1 (“Amendment No. 1”) to the above-referenced Offering Statement on Form 1-A (the “Offering Statement”, including Part II thereof, which is referred to generally as the “Offering Circular”). The Offering Statement has been revised in response to the comment letter dated February 22, 2017 (the “Comment Letter”) and to make certain other updates. The Company is providing the Staff with clean and redlined copies of Amendment No. 1.

The Company is also providing the following responses to Comment Letter. The numbered paragraphs below correspond to the numbered comments in the Comment Letter, with the Staff’s comments presented in italics. Please note that all references to page numbers in the responses refer to the page numbers of the clean version of Amendment No. 1. Capitalized terms not otherwise defined below have the meanings set forth in the Offering Circular.

General

1.	We note that you propose to conduct a Tier 1 offering pursuant to Rule 251(a)(1). We also note the terms of the ISB Note, which grants a first priority security interest in all of Groundfloor Finance’s assets including any Loans for which a series of LROs has been issued, regardless of whether such Loans and corresponding series of LROs have been issued by Groundfloor Finance or one of its subsidiaries. This arrangement appears to be in effect a commingling of assets which acts to spread the risk of loss with respect to a default under the ISB Note to all of the holders of LROs, whether issued by Groundfloor Finance or any of its subsidiaries. In light of this arrangement, please provide your analysis as to why your offering should not be aggregated with Groundfloor Finance’s current Tier 1 offering for the purpose of the aggregate offering amount limitation contained in Rule 251(a)(1).

RESPONSE:

The Company respectfully informs the Staff that Loans for which LROs have been issued are an explicit exception to the security interest granted in favor of ISB Development Corp. (“ISB”) under the promissory note and security agreement dated January 22, 2017 (the “ISB Note”), in addition to any assets serving as collateral for the previously disclosed credit facility with Revolver, LLC and the Company’s equity interest in any subsidiary formed by the Company for the sole purpose of issuing Loans and corresponding series of LROs. Therefore, ISB has no rights as a secured party with respect to Loans for which LROs have been issued. The Company has revised the disclosure on page 82 to clarify that the Loans for which LROs have been issued are an exception to the ISB Note.

Securities and Exchange Commission March 14, 2017 Page 2 of 6

2.	We note your disclosure that on January 11, 2017, Groundfloor Finance entered into a promissory note and security agreement with ISB pursuant to which, among other things, Groundfloor Finance granted to ISB a first priority security interest in all of its assets, including any Loans for which a series of LROs has been issued. Please tell us how this security interest impacts Groundfloor Finance’s interest in the Loans and the terms of the LROs corresponding to such Loans.

RESPONSE:

The Company respectfully refers the Staff to the Company’s response to Comment No. 1 above.

Offering Circular Cover Page

3.	We note your disclosure that states “Unless the context otherwise requires, we use the terms the ‘Company,’ ‘our Company,’ ‘we,’ ‘us,’ or ‘our’ to collectively refer to GRE 1 and Groundfloor Finance and its other wholly-owned subsidiaries.” Please revise your offering circular to clearly specify which entity you are referring to. For example, in each such instance, please be specific as to whether you are referring to Groundfloor Real Estate 1, LLC or Groundfloor Finance Inc., as each entity is conducting a separate offering under Regulation A.

RESPONSE:

The Company has revised the Offering Circular to clearly specify whether disclosure is applicable to the Company or to Groundfloor Finance.

Important Information About This Offering Circular, page iii

4.	We note your statement that references to this Offering Circular are deemed to include all applicable supplements or PQAs thereto. Please note that Form 1-A does not provide for future incorporation by reference. Please remove this statement from this section and throughout the Offering Circular, including in the project summaries beginning on page PS-1.

RESPONSE:

The Company has removed from the Offering Circular the statement that references to the Offering Circular are deemed to include all applicable supplements or PQAs thereto.

Risk Factors

5.	We note that Groundfloor Finance Inc. is your sole manager and pursuant to your operating agreement has the authority to manage the business of your company, including the authority to distribute your cash and other assets to Groundfloor Finance Inc. at the times and in the amounts as it may from time to time direct. Please add risk factor disclosure differentiating the risk that an investor in an LRO issued by your company faces as compared to an investor in an LRO issued by Groundfloor Finance Inc. in light of this relationship.

Securities and Exchange Commission March 14, 2017 Page 3 of 6

RESPONSE:

The Company has added a risk factor to page 14 differentiating the risk that an investor in an LRO issued by the Company faces as compared to an investor in an LRO issued by Groundfloor Finance.

Preliminary Assessment, page 45

6.	We note your disclosure on page 46 that your underwriting decisions are made in light of certain internal operational policies which do not impact, and are not related to, the determination of the letter grade or interest rate applied to a particular Loan. In that same section, however, you discuss the impact these policies may have on the grade given to a particular Loan. See, for example, your statement that lack of experience would impact the grade. Please revise your disclosure to clarify how these internal policies impact your grading system, or remove the statement that those policies have no impact.

RESPONSE:

The Company has revised the disclosure on page 48 to clarify the role of the Company’s underwriting criteria and internal operational policies in Groundfloor Finance’s assessment of whether to approve a Loan Application, neither of which impact, or are related to, the determination of the letter grade or interest rate applied to a particular Loan.

Interest of Management and Others in Certain Transactions

Purchase of LROs by Related Parties, page 80

7.	We note that Groundfloor Finance’s executive officers, directors and 10% stockholders have purchased LROs issued by Groundfloor Finance from time to time in the past. Please revise to clarify if such persons may purchase LROs in your offering, whether such purchases will count in determining whether an LRO offering is fully subscribed, and if so, disclose the maximum amount of the possible purchases and that any such purchases will be for investment and not resale. Refer to Release No. 33-6455, Question 79 (Mar. 3, 1983).

RESPONSE:

The Company has revised the disclosure on pages 22 and 82 to clarify that purchases of LROs by Groundfloor Finance’s executive officers, directors and 10% stockholders will count in determining whether an LRO offering is fully subscribed and that such purchases may not exceed 20% in a single series of LROs and will be for investment and not resale.

Management Discussion and Analysis, page 81

8.	We note your disclosure on page 87 that “[p]rior to September 2015, Groundfloor Finance’s operations were limited to issuing Georgia Notes solely in Georgia to Georgia residents . . . .” Please provide prior performance information with respect to the Georgia Notes similar to the information you have provided for Groundfloor’s previous LROs on page 81-84.

Securities and Exchange Commission March 14, 2017 Page 4 of 6

RESPONSE:

The Company has added prior performance information with respect to the Georgia Notes starting on page 85.

LRO Program

Status of LRO Offerings and Loan Originations, page 81

9.	We note your disclosure that the table in this section outlines the total number of series of LROs (and resulting aggregate sales proceeds) that have been sold by Groundfloor Finance or by one or more of its subsidiaries formed for the purpose of selling LROs, such as you. In future filings, instead of aggregating all LROs issued by Groundfloor Finance and its subsidiaries, please aggregate and present this information by each separate issuer of LROs.

RESPONSE:

The Company has revised the disclosure on page 83 to provide the total number of series of LROs (and resulting aggregate sales proceeds) by each separate issuer of LROs.

Financial Statements

1. Summary of Significant Accounting Policies

Related Party Transactions, page F-12

10.	We note your disclosure that $350 was advanced by your manager to achieve registration in Georgia. Please tell us whether any other amounts were advanced by your manager through the filing date. If such amounts have been advanced, please disclose such amounts for organization and offering expenses in an amended filing.

RESPONSE:

Groundfloor Finance has not advanced any additional amounts to the Company. The Company has added disclosure to page 90 that Groundfloor Finance will pay all expenses for GRE 1, which will be “pushed down” to be recognized by GRE 1 in accordance with U.S. GAAP. Prior to qualification of the Offering Statement, the Company does not anticipate accruing any expenses other than those related to qualification of the Offering Statement due to its limited operations.

Project Summaries, page PS-1

11.	We note in your project summaries numerous question marks enclosed in a circle, which appear to potentially be hyperlinks that, when clicked, provide additional information. To the extent you use hyperlinks to provide additional information that is not disclosed in your offering circular, please disclose such information.

Securities and Exchange Commission March 14, 2017 Page 5 of 6

RESPONSE:

The Company respectfully informs the Staff that, when a registered visitor to the Groundfloor Platform hovers his or her cursor above a question mark icon, a text box appears including a short explanation of the applicable disclosure topic in the Project Summary, which explanation is reiterative of the disclosure already included in the Offering Circular. The Company has supplementally provided with this letter a version of the sample Project Summary on which these text boxes are visible for the Staff’s review.

[signature page to follow]

Securities and Exchange Commission March 14, 2017 Page 6 of 6

[signature page to comment response letter to Securities and Exchange Commission]

If we can be of further assistance in facilitating your review of the above responses, please do not hesitate to contact me at 202-758-8041 or nick@groundfloor.us.

Sincerely,

/s/ Nick Bhargava

Nick Bhargava

Director, Secretary, and Executive Vice President,

Legal & Regulatory

Groundfloor Finance Inc.

Sole Member and Manager of

Groundfloor Real Estate 1, LLC

cc:	Robbins Ross Alloy Belinfante Littlefield LLC

Vincent R. Russo

Smith, Anderson, Blount, Dorsett, Mitchell & Jernigan, L.L.P.

Benji T. Jones

Jason L. Martinez